

OFFICE OF THE SECRETARY OF STATE
OF THE STATE OF COLORADO

CERTIFICATE OF FACT OF GOOD STANDING

I, Wayne W. Williams, as the Secretary of State of the State of Colorado, hereby certify that, according to the records of this office,

Still Company Inc.

is a

Corporation

formed or registered on 05/11/2016 under the law of Colorado, has complied with all applicable requirements of this office, and is in good standing with this office. This entity has been assigned entity identification number 20161329690 .

This certificate reflects facts established or disclosed by documents delivered to this office on paper through 05/10/2016 that have been posted, and by documents delivered to this office electronically through 05/11/2016 @ 13:06:32 .

I have affixed hereto the Great Seal of the State of Colorado and duly generated, executed, and issued this official certificate at Denver, Colorado on 05/11/2016 @ 13:06:32 in accordance with applicable law. This certificate is assigned Confirmation Number 9645067 .

Secretary of State of the State of Colorado

End of Certificate

Notice: A certificate issued electronically from the Colorado Secretary of State's Web site is fully and immediately valid and effective. However, as an option, the issuance and validity of a certificate obtained electronically may be established by visiting the Validate a Certificate page of the Secretary of State's Web site, http://www.sos.state.co.us/biz/CertificateSearchCriteria.do entering the certificate's confirmation number displayed on the certificate, and following the instructions displayed. Confirming the issuance of a certificate is merely optional and is not necessary to the valid and effective issuance of a certificate. For more information, visit our Web site, http://www.sos.state.co.us/ click "Businesses, trademarks, trade names" and select "Frequently Asked Questions."